SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

February 11, 2004

Microcell Telecommunications Inc.

800 de La Gauchetiere Street West
Suite 4000
Montreal, Quebec
H5A 1K3

Registration No. 000-29502

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F... X ... Form 40-F.........

[Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes......... No ... X ...

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11, 2004
Microcell Telecommunications Inc.
By:
/s/ Jocelyn Cote -------------------------------------------------------------------------------------------------- Jocelyn Cote, Vice-President, Legal Affairs and Assistant Secretary

News Release

For immediate release

YELLOWKNIFE SCORES A FIRST FOR BROADBAND WIRELESS ACCESS

SSI Micro and Inukshuk Internet introduce new Internet service, a first in Canada

Yellowknife, NWT, February 11, 2004 - The promise of broadband wireless access today becomes a reality for Yellowknife, as the community becomes the site of the first Canadian launch of new wireless Internet technology.

Starting today, customers in Yellowknife will be able to purchase high-speed Internet services from SSI Micro Ltd., one of the largest Internet service providers in Canada's North. The network that supports this new service is operated by Inukshuk Internet Inc., a Canadian wireless communications company. The launch delivers to the area a new level of connectivity and access to information, services and business opportunities.

"This is a real boost for consumers and businesses in the North," said Jeff Philipp, President and CEO of SSI Micro. "We are delighted to be working with Inukshuk to bring the new service to Yellowknife, and we see this as a landmark. We're offering the community a dynamic new way to communicate, to learn and to do business with each other and with the rest of the world."

"This is exciting news for everyone involved," added Andre Tremblay, President and CEO, Inukshuk Internet Inc. "We are committed to the success of this launch, which will allow for a new form of high quality, high-speed Internet service. Broadband wireless access can foster opportunities and overcome the barriers of distance for Canada's North. We are very pleased to be working with SSI Micro to deliver our vision of connecting Canadians in all parts of the country."

For residential, SOHO (Small Office Home Office) and small business customers, there is now the chance to enjoy the advantages of reliable, high-speed Internet service, which is made particularly attractive by its ease of use and the added feature of "nomadicity." Customers receive a wireless modem - a discreet box known as customer premises equipment (CPE) - which they can simply 'plug-and-play', self-installed and hassle-free! With nomadicity, the CPE can also be moved as readily as a laptop computer to function anywhere within the Yellowknife network footprint.

As for the services themselves, the network will fully support a broad range of high-speed and feature-rich applications that are increasingly essential, such as distance learning and video conferencing. The network equipment and CPE are supplied by NextNet Wireless, a leading broadband wireless equipment manufacturer.

About SSI Micro Ltd.

Based in Yellowknife, Northwest Territories, SSI Micro Ltd. is a leading provider of telecommunications services. The company has extensive experience in many areas of local, municipal and wide area networking and is well-known for its expertise in rural and remote connectivity. Since 1990, it has been providing leading edge technology services and solutions across Canada and internationally.

The company is also one of the largest Internet Service Providers (ISP) in the North, providing Internet services and support in several communities across the Northwest Territories, Nunavut, the Yukon and Northern Quebec.

About Inukshuk Internet

Inukshuk Internet Inc. is a wholly owned subsidiary of Microcell Telecommunications Inc. (TSX: MT), a Canadian provider of Personal Communications Services (PCS) under the Fido® brand name.

Inukshuk Internet was granted licences from Industry Canada for Multipoint Communications Services (MCS) spectrum in the 2500 to 2596 MHz frequency band, to build a unique, "last mile" broadband wireless access network. The licences cover a population of some 30 million people, comprising all the provinces and territories of Canada, with the exception of Manitoba and Saskatchewan.

In Yellowknife, Inukshuk Internet operates as a wholesaler and works with retailer SSI Micro to bring the services to market. On November 19, 2003, Inukshuk announced that it had also formed a new venture with Allstream Inc. and NR Communications to further expedite and extend MCS network deployment.

For more information, visit www.ssimicro.com, www.inukshuk.ca, and www.microcell.ca.

Fido is a registered trademark of Microcell Solutions Inc.

For information:

Ryan Walker
SSI Micro
867 669-7500
ryan_walker@ssimicro.com

Claire Fiset
Microcell Telecommunications
514 992-1368
claire.fiset@microcell.ca

Rebecca Catley
Microcell Telecommunications
604 601-1088
rebecca.catley@microcell.ca